EXHIBIT 99.1

XP Inc. Reports Fourth Quarter 2024 Results

São Paulo, Brazil, February 18, 2025 – XP Inc. (NASDAQ: XP) (“XP” or the “Company”), a leading tech-enabled platform and a trusted pioneer in providing low-fee financial products and services in Brazil, reported today its financial results for the fourth quarter of 2024.

To our shareholders,

As we close out 2024, I want to begin this message by expressing my gratitude to all our clients, employees, and investors for the trust you have placed in XP Inc. over another year. We all know that this was a period marked by economic challenges, but as an entrepreneurial and resilient company, we faced each of them with the certainty that we were doing what was necessary to evolve in all aspects. Just as we have transformed the financial market over the past two decades with a strong and unique culture, I believe that this remains one of our greatest competitive advantages as we continue to challenge the status quo and lead the changes we want to see in the future.

I am proud to say that we have innovated by democratizing access to high-quality investment products and providing exclusive advisory services to Brazilian investors. Now, we want to go even further and are starting a new revolution in how Brazilians manage their financial lives. Our holistic financial planning approach considers much more than just investments. We aim to help our clients plan for their short- and long-term future, succession, tax structuring, and all financial needs throughout different life stages. This is how we envision our next steps—by delivering the best and most customized advisory and service experience. And our achievements and progress throughout 2024 show that we have advanced on this path, utilizing the full strength of our ecosystem.

As we continue down this path, I can assure you that we remain— and will continue to remain—focused on sustainable and long-term value creation for our shareholders, clients, and partners. Through disciplined execution and intensity, we have strengthened our competitive position, delivered solid revenue and profit growth, while maintaining our DNA of operational efficiency and cost control.

Highlights 2024

This year, we delivered solid operational results, growing our key performance indicators. We closed 2024 with a 9% increase in Client Assets, reaching R$1.2 trillion, and reinforced our leadership as the largest and most qualified investment advisory network in Brazil, with 18 thousand advisors. Our revenues grew by 15%, reaching R$18 billion, and our adjusted net income increased by 17%, reaching R$4.5 billion, driven by a record efficiency ratio of 34.7%. All the figures mentioned above are historical records, achieved in a year of significant macroeconomic volatility, demonstrating that our strategies for diversifying results through new services and products have made us much more resilient.

Strategy

The strategic decisions made in recent years have transformed XP. I am convinced that today we are a much more prepared, efficient, and capable company, ready to fulfill our mission and deliver sustainable long-term growth. Our strategy is clear and focused on three key pillars, all centered on a culture of quality, resulting in the creation of a company that provides premium financial services, at scale, to our clients.

1. Leadership in Core Business To achieve market leadership—our primary objective—we must maintain and expand our competitive advantages, allowing us to continue growing across different investor segments. Within this strategic pillar, our key focus areas are:

A Differentiated Product Platform

We have made continuous investments in our investment platform, with a strong focus on technology and innovation. In 2024, this became even more evident. Our commitment to modernizing our fixed-income platform resulted in the launch of new liquidity products and private credit solutions, replicating banks’ ability to offer tax-exempt with daily liquidity products. These initiatives have driven daily fixed-income trades to approximately 40 thousand, representing a 38% CAGR since 2020, positioning us as an increasingly unique market maker in Brazil.

Expansion and Diversification of Distribution Channels

Our distribution ecosystem is now larger, more sophisticated, and equipped with cutting-edge technology. Since 2020, we have developed three new distribution channels—Internal Advisory, Wealth Managers, and RIAs—which have gained relevance and are beginning to show significant returns.

We ended 2024 with nearly 3,000 internal advisors and solidified our leadership in the Wealth Services segment (Wealth Managers and RIAs)—a highly scalable, technology-driven business. The quality of our offering is an unmatched differentiator in the market. As a result of these advances, approximately 60% of our retail net inflows in 2024 came from these new channels, highlighting our ability to grow and diversify revenue streams.

Smart Segmentation and Operational Efficiency

We redesigned our client segmentation framework, aligning different customer profiles with tailored service models across four key dimensions: advisory model, investment product offering, banking products, and post-sale support.

Additionally, by better aligning value propositions with specific customer segments, we have also been able to optimize serving costs, which should lead to higher margins in the future. We are just beginning to reap the benefits of this new structure, but its importance in driving market share expansion across diverse customer segments is already clear.

In this context, it is worth highlighting our Private segment, where we have made significant investments in recent years and are now starting to see the results. While segmentation played a key role in this progress, there is still a significant opportunity to unlock further potential. Today, our Private segment already outperforms in net inflows and client satisfaction compared to previous years. We are encouraged by the results of recent months and are confident in an excellent 2025.

High-Value-Added Services

Segmentation also plays a key role in how we serve different client profiles. We have customized our value proposition to different needs: retail clients receive advisory services, high-net-worth clients have access to Financial Planning, and Private clients benefit from Wealth Planning.

Financial Planning is a fundamental pillar of our strategy. XP is the only institution in Brazil to offer a comprehensive Financial Planning solution for clients with assets above R$300,000. This differentiation not only enhances client satisfaction but also increases platform loyalty.

Initial results have been extremely positive. Clients utilizing Financial Planning demonstrate higher engagement, with twice the conversion rate in insurance purchases, an increase in retirement plans conversion rate from 30% to 41%, and net inflows that are 43% higher than those who do not use the service. We are at the beginning of a new wave of transformation in the market—and we will continue to lead it.

2. Retail Cross-Sell Starting from our clients’ needs, we will expand our offer to serve their complete financial needs, aiming to break the link of investors with the incumbent banks once and for all.

The growth of our offering beyond investments has been a key pillar of this strategy. Today, between 15% and 20% of our revenue comes from non-investment-related products, boosting share of wallet, customer satisfaction (NPS), and reducing churn. Despite these advances, penetration of these products remains relatively low within our client base, reinforcing our confidence in accelerated growth potential for the coming years.

3. Wholesale We want to fully explore the synergy of a Wholesale Bank offer with the investment universe, deepening our relationship with the main economic groups in Brazil.

Our wholesale strategy is evolving rapidly, replicating the successful model we built in retail, now tailored to serve Middle Market and large corporate clients. Our competitive advantage lies in the combination of high-quality products and a differentiated service model, where we excel in quality, agility, client proximity, and cost-efficient service.

Unlike traditional banks, our model is less capital-intensive. We do not aim to accumulate assets but rather leverage our unique distribution capabilities to serve companies more efficiently. This approach allows us to operate with a higher payout ratio and ROE than industry standards, consolidating XP as an innovative alternative in the Wholesale Banking space.

Profitability Growth and New Corporate Structure

Throughout 2024, we communicated our progress on our corporate reorganization, which was concluded in November 2024. This new structure enhances our ability to deliver sustainable capital returns to our shareholders, leveraging the increased funding efficiency and higher leverage potential of Banco XP, which benefits both our Retail and Wholesale businesses.

In 2024, we distributed 74% of our net income through dividends and share buybacks, maintaining a disciplined approach that balances capital returns with reinvestment opportunities for future growth.

Looking ahead, EPS growth and ROE expansion will be key indicators of value creation for our shareholders. We expect EPS to grow at a faster rate than net income in the coming years, primarily driven by our ongoing share repurchase programs.

Additionally, we believe that our current ROE does not yet reflect the full return on our marginally deployed capital. We continue to operate with excess capital, and we are still in the early stages of expanding our margins toward the levels outlined in our 2026 guidance.

Outlook for 2025

We believe that next year will provide another opportunity to demonstrate the counter-cyclical strength of our business model. The higher interest rate environment is expected to directly support the growth of Client Assets, which remains the key revenue driver for our main retail investment products. Additionally, we anticipate another strong year for fixed income, along with further market share expansion in strategic segments such as DCM.

Our new business verticals continue to outperform the broader market, contributing to greater revenue diversification and resilience. At the same time, we remain highly disciplined in expense management, ensuring we can adapt to changes in the economic cycle while preserving profitability.

We remain highly confident in delivering our 2026 guidance, as outlined during our 2023 Investor Day, despite the evolving macroeconomic environment.

Acknowledgments and Vision for the Future

I always say that a great legacy like ours is never built alone. Every achievement and milestone we reach is a direct reflection of the trust placed in our company and, above all, the dedication of our people. Having a strong team, deeply rooted in our culture, and sharing our ambitious vision has been essential since day one—and it continues to make all the difference. I have no doubt that we are on the right path, with the right people to achieve our ambitions and continue growing and creating value for our shareholders.

This year, I celebrated my 10-year anniversary at XP, and I can personally attest to the power of our culture in shaping our journey.

As we look ahead to 2025 and beyond, we see an immense opportunity to go even further than we have before. We remain fully confident in our strategy and increasingly committed to delivering best-in-class services to our clients, while continuously investing in our people and technologies to ensure our business scales with efficiency and a relentless focus on client needs.

I have great confidence in our advisors, which has been recognized as the best in the country for six consecutive years. We continue evolving, ensuring we are where our clients need us to be—listening, delivering better solutions, and supporting their financial journey at every stage of life.

The future of XP Inc. is also the future of Brazil’s financial market, and we will continue reinventing ourselves to transform the industry and improve people’s lives.

Thiago Maffra,

CEO XP Inc

Summary

Operating Metrics (unaudited)	4Q24	4Q23	YoY	3Q24	QoQ	2024	2023	YoY
Total Client Assets (in R$ bn)	1,227	1,122	9%	1,213	1%	1,227	1,122	9%
Total Net Inflow (in R$ bn)	25	19	37%	31	-17%	103	105	-2%
Annualized Retail Take Rate	1.33%	1.27%	6 bps	1.33%	0 bps	1.29%	1.28%	1 bps
Active Clients (in '000s)	4,684	4,531	3%	4,659	1%	4,684	4,531	3%
Headcount (EoP)	7,442	6,669	12%	7,241	3%	7,442	6,669	12%
Total Advisors (in '000s)	18.2	17.2	5%	18.4	-1%	14.0	14.3	-2%
Retail DATs (in mn)	2.4	2.2	9%	2.3	5%	2.3	2.4	-4%
Retirement Plans Client Assets (in R$ bn)	81	73	10%	78	3%	81	73	10%
Cards TPV (in R$ bn)	13.1	11.8	11%	12.0	9%	47.9	40.9	17%
Credit Portfolio (in R$ bn)	21.2	21.0	1%	20.1	6%	21.2	21.0	1%
Gross Written Premiums (in R$ mn)	401	293	37%	362	11%	1,317	914	44%

Financial Metrics[1] (in R$ mn)	4Q24	4Q23	YoY	3Q24	QoQ	2024	2023	YoY
Gross revenue	4,725	4,309	10%	4,536	4%	18,035	15,726	15%
Retail	3,569	3,152	13%	3,494	2%	13,489	11,791	14%
Institutional	332	413	-20%	340	-2%	1,373	1,516	-9%
Corporate & Issuer Services	599	508	18%	552	9%	2,289	1,576	45%
Other	224	236	-5%	150	49%	884	842	5%
Net Revenue	4,487	4,046	11%	4,319	4%	17,078	14,860	15%
Gross Profit	3,109	2,753	13%	2,940	6%	11,726	10,100	16%
Gross Margin	69.3%	68.1%	122 bps	68.1%	120 bps	68.7%	68.0%	69 bps
EBT	1,289	995	30%	1,212	6%	4,974	3,936	26%
EBT Margin	28.7%	24.6%	413 bps	28.1%	66 bps	29.1%	26.5%	263 bps
Adjusted Net Income[1]	1,210	1,040	16%	1,187	2%	4,544	3,899	17%
Adjusted Net Margin	27.0%	25.7%	126 bps	27.5%	-51 bps	26.6%	26.2%	37 bps
Adjusted Diluted EPS (in R$)	2.23	1.88	19%	2.18	2%	8.28	7.16	16%
Adjusted ROAE[2]	23.4%	21.1%	230 bps	23.0%	40 bps	23.0%	21.4%	164 bps
Adjusted ROTE[3]	29.2%	25.6%	356 bps	28.4%	78 bps	28.7%	25.0%	376 bps

1 – Please refer to the Non-GAAP Financial Reconciliation for a detailed breakdown of these adjustments.

2 – Annualized Return on Average Equity.

3 – Annualized Return on Average Tangible Equity. Tangible Equity excludes Intangibles and Goodwill

Operating KPIs

1.	INVESTMENTS

Client Assets and Net Inflow (in R$ billion)

Client Assets totaled R$1.2 trillion in 4Q24, up 9% YoY and 1% QoQ. Year-over-year growth was driven by R$103 billion net inflow and R$2 billion of market appreciation.

In 4Q24, Net Inflow was R$25 billion, and Retail Net Inflow was R$20 billion, 21% lower QoQ, and 63% higher YoY. Accumulated Retail Net Inflow for the full year of 2024 was R$81 billion, or 34% higher compared to 2023, excluding the effects from inorganic Net Inflow from Modal’s Acquisition.

Active Clients (in ‘000s)

Active clients grew 3% YoY and 1% QoQ, totaling 4.7 million in 4Q24.

Total Advisors (in ‘000s)

Total Advisors connected to XP, including (1) IFAs, (2) XP employees who offer advisory services, (3) Registered Investment Advisors, consultants and wealth managers, among others. As of 4Q24, we had 18.2 thousand Total Advisors, an increase of 5% YoY.

Retail Daily Average Trades (in million)

Retail DATs totaled 2.4 million in 4Q24, up 9% YoY and down 5% QoQ. Retail DATs in 2024 was 2.3 million, 4% lower YoY.

NPS

Our NPS, a widely known survey methodology used to measure customer satisfaction, was 70 in 4Q24. Maintaining a high NPS score remains a priority for XP since our business model is built around client experience. The NPS calculation as of a given date reflects the average scores in the prior six months.

2.	RETIREMENT PLANS

Retirement Plans Client Assets (in R$ billion)

As per public data published by Susep, XPV&P’s individual’s market share (PGBL and VGBL) was stable at 4.9%. Total Client Assets were R$81 billion in 4Q24, up 10% YoY. Assets from XPV&P, our proprietary insurer, grew 17% YoY, reaching R$66 billion.

3.	CARDS

Cards TPV (in R$ billion)

In 4Q24, Total TPV was R$13.1 billion, a 11% growth YoY, and 9% increase QoQ. For the full year of 2024, Total TPV was R$47.9 billion, 17% higher compared to 2023.

Active Cards (in ‘000s)

Total Active Cards were 1.4 million in 4Q24, a growth of 18% YoY and 3% QoQ, being 1.0 million Credit Cards and 0.4 million Active Debit Cards.

4.	CREDIT[4]

Credit Portfolio (in R$ billion)

Total Credit Portfolio reached R$21 billion as of 4Q24, expanding 1% YoY and 6% QoQ. Currently, this Credit Portfolio is 81% collateralized with Investments.

4 - From 3Q22 onwards, the credit portfolio is disclosed gross (versus previously net) of loan loss provisions, also retroactively, not including Intercompany transactions and Credit Card related loans and receivables

5.	INSURANCE

Gross Written Premiums (in R$ million)

Gross written premiums (GWP) refer to the total amount of premium income that XPs has written or sold during a particular reporting period before deductions for provisions, reinsurance and other expenses. This figure represents the total premiums that customers have agreed to pay for life insurance policies issued by the company, or sold by the company and issued by third-party insurers, including both new policies and renewals. It is a crucial metric for assessing the total business volume of an insurance company or insurance broker within that period.

In the 4Q24, Gross Written Premiums grew 37% YoY and 11% QoQ.

Discussion of Financial Results

Total Gross Revenue1

Gross revenue reached R$4.7 billion in 4Q24, reflecting a 4% increase quarter-over-quarter (QoQ) and a 10% increase year-over-year (YoY). For the full year 2024, gross revenue was R$18.0 billion, up 15% YoY. Both quarterly and annual growth were primarily driven by our Retail and Corporate & Issuer Services.

Retail Revenue

(in R$ mn)	4Q24	4Q23	YoY	3Q24	QoQ	2024	2023	YoY
Retail Revenue	3,569	3,152	13%	3,494	2%	13,489	11,791	14%
Equities	1,001	1,180	-15%	1,059	-5%	4,303	4,444	-3%
Fixed Income	985	690	43%	938	5%	3,447	2,318	49%
Funds Platform	364	334	9%	354	3%	1,390	1,311	6%
Retirement Plans	103	94	10%	100	2%	396	365	8%
Cards	333	306	9%	302	10%	1,245	1,001	24%
Credit	81	46	79%	75	9%	266	180	48%
Insurance	58	46	27%	55	5%	210	149	41%
Other Retail	645	457	41%	611	6%	2,232	2,023	10%
Annualized Retail Take Rate	1.33%	1.27%	6 bps	1.33%	0 bps	1.29%	1.28%	1 bps

Retail revenue reached R$3,569 million in 4Q24, marking a 2% increase quarter-over-quarter (QoQ) and a 13% increase YoY. This sequential growth was driven by another strong quarterly performance in Fixed Income, which grew 5% QoQ, and the positive seasonality of Cards revenue in 4Q24, which was 10% higher QoQ. However, this was partially offset by a 5% decline in Equities revenue.

Retail Revenue for 2024 was R$13,489 million, representing a 14% growth YoY, primarily driven by:

1.	Fixed Income, which grew 49% supported by strong both primary and secondary activity, reaching record high volumes.

2.	Cards, driven by a 17% growth in Total Payment Volume (TPV).

3.	Other Retail, driven by FX transactions and Digital Account growth.

Take Rate

Annualized Retail Take Rate was 1.33% in 4Q24, stable QoQ. In 2024, take rate was 1.29%, 1 bps higher YoY.

Institutional Revenue

Institutional revenue was R$332 million in 4Q24, down 2% QoQ and 20% YoY. For the full year 2024, Institutional Revevue was R$1,373 million, 9% lower than the previous year.

Corporate & Issuer Services Revenue

Corporate & Issuer Services revenue totaled R$599 million in 4Q24, up 9% QoQ and up 18% YoY, with another strong quarterly contribution from DCM. For the full year of 2024, Corporate & Issuer Services Revenue was R$2,289 million, 45% higher than in 2023. This reinforces our strategy to diversify our revenue stream through our Wholesale Bank demonstrates that XP is well positioned to continue benefiting from DCM activity in Brazil. Moreover, after the changes in our corporate structure we have now a more competitive banking ecosystem for both Retail and Wholesale activities.

Other Revenue

Other revenue was R$224 million in 4Q24, 49% higher QoQ and 5% lower YoY. For the full year of 2024, Other revenue was R$2,232 million, 10% higher compared to 2023.

Costs of Goods Sold and Gross Margin1

Gross Margin was 69.3% in 4Q24 versus 68.1% in 4Q23 and 68.1% in 3Q24. Sequential increase in Gross Margin was mainly related to revenue mix between products and channels in the quarter. For the full year of 2024, Gross Margin was 68.7%, 69 bps higher than in 2023.

SG&A Expenses1

(in R$ mn)	4Q24	4Q23	YoY	3Q24	QoQ	2024	2023	YoY
Total SG&A	(1,577)	(1,553)	2%	(1,515)	4%	(5,927)	(5,391)	10%
People	(1,087)	(1,022)	6%	(984)	10%	(4,056)	(3,728)	9%
Salary and Taxes	(390)	(393)	-1%	(444)	-12%	(1,664)	(1,510)	10%
Bonuses	(582)	(462)	26%	(405)	44%	(1,844)	(1,705)	8%
Share Based Compensation	(115)	(166)	-31%	(135)	-15%	(548)	(513)	7%
Non-people	(490)	(532)	-8%	(530)	-8%	(1,871)	(1,663)	13%
LTM Compensation Ratio	23.7%	25.1%	-134 bps	24.0%	-24 bps	23.7%	25.1%	-134 bps
LTM Efficiency Ratio	34.7%	36.3%	-157 bps	35.5%	-78 bps	34.7%	36.3%	-157 bps
Headcount (EoP)	7,442	6,669	12%	7,241	3%	7,442	6,669	12%

SG&A expenses totaled R$1.6 billion in 4Q24, 4% higher QoQ, and 2% higher YoY. For the full year of 2024, SG&A was R$5.9 billion, 10% higher compared to 2023.

Our last twelve months (LTM) compensation ratio5 in 4Q24 was 23.7%, an improvement from 25.1% in 4Q23 and from the 24.0% in 3Q24. Also, our LTM efficiency ratio6 reached 34.7% in 4Q24, the lowest level since our IPO, reinforcing once again our focus on cost discipline and efficient expenses management.

Earnings Before Taxes1

EBT was R$1,289 million in 4Q24, up 6% QoQ and up 30% YoY. EBT Margin was 28.7%. Our EBT Margin was 66 bps lower QoQ, and 413 bps higher YoY. For the full year of 2024, EBT was R$4,974 million, up 26% YoY, and EBT Margin was 29.1%, 263 bps higher than in 2023.

Adjusted Net Income and Adjusted EPS1

In 4Q24, Adjusted Net Income reached a record R$1.2 billion, showing a 2% QoQ and a 16% rise YoY. Adjusted Basic EPS was R$2.25, reflecting a 2% QoQ growth and an 18% YoY increase. Adjusted diluted EPS was R$2.23 for the quarter, up 19% QoQ and 2% YoY.

For the full year 2024, adjusted net income also hit a record high of R$4.5 billion, marking a 17% YoY growth. Adjusted Basic EPS was R$8.39, up 16% from the previous year, while Adjusted diluted EPS was R$8.28, also 16% higher YoY.

5 - Compensation ratio is calculated as People SG&A (Salary and Taxes, Bonuses and Share Based Compensation) divided by Net Revenue.

6 - Efficiency ratio is calculated as SG&A ex-revenue from incentives from Tesouro Direto, B3, and others divided by Net Revenue.

Adjusted ROTE1,7 and Adjusted ROAE1,8

We now present Return on Tangible Equity, which excludes Intangibles and Goodwill. We believe this metric allows a more meaningful comparison with our peers.

In 4Q24, annualized Adjusted ROTE7 was 29.2%, up 78 bps QoQ and up 356 bps YoY. Our annualized Adjusted ROAE8 in 4Q24 was 23.4%, up 40 bps QoQ and up 230 bps YoY.

For the full year of 2024, our Adjusted ROTE7 was 28.7%, 376 bps higher compared to 2023. Our Adjusted ROAE8 was 23.0%, or 164 bps higher YoY.

Capital Management9

We are enhancing our financial disclosures to include key capital management ratios, such as the BIS Ratio and Risk-Weighted Assets (RWA). These metrics will replace the former Adjusted Gross Financial Assets and Net Asset Value (NAV) metrics, which are no longer insightful in reflecting our current business activities.

In 4Q24, after our R$2.1 billion capital return through dividend and share buybacks, our BIS Ratio was 17.7%, 376 bps lower QoQ and 249 bps lower YoY. While our total RWA was R$105.8 billion, with a 12% increase QoQ and 35% increase YoY.

7 – Annualized Return on Tangible Common Equity, calculated as Annualized Net Income over Tangible Common Equity, which excludes Intangibles and Goodwill, net of deferred taxes.

8 – Annualized Return on Average Equity.

9 – Managerial BIS Ratio is calculated using the same methodology as the BIS Ratio for our Prudential Conglomerate. However, it is based on the total assets and equity of the entire group.

Other Information

Webcast and Conference Call Information

The Company will host a webcast to discuss its fourth quarter financial results on Tuesday, February 18th, 2025, at 5:00 pm ET (7:00 pm BRT). To participate in the earnings webcast please subscribe at 4Q24 Earnings Web Meeting. The replay will be available on XP’s investor relations website at https://investors.xpinc.com/

Investor Relations Contact

ir@xpi.com.br

Important Disclosure

In reviewing the information contained in this release, you are agreeing to abide by the terms of this disclaimer. This information is being made available to each recipient solely for its information and is subject to amendment. This release is prepared by XP Inc. (the “Company,” “we” or “our”), is solely for informational purposes. This release does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities. In addition, this document and any materials distributed in connection with this release are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release was prepared by the Company. Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. The information and opinions contained in this release are provided as at the date of this release, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company. The information in this release is in draft form and has not been independently verified. The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this release and any errors therein or omissions therefrom. Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any.

The information contained in this release does not purport to be comprehensive and has not been subject to any independent audit or review. Certain of the financial information as of and for the periods ended of December 31, 2021 and December 31, 2020, 2019, 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements. A significant portion of the information contained in this release is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate. The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results.

Statements in the release, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward-looking statements. These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. These risks and uncertainties include factors relating to: (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (3) competition in the financial services industry; (4) our ability to implement our business strategy; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us; (8) our ability to continue attracting and retaining new appropriately-skilled employees; (9) our capitalization and level of indebtedness; (10) the interests of our controlling shareholders; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere; (12) our ability to compete and conduct our business in the future; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes; (15) changes in labor, distribution and other operating costs; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (17) other factors that may affect our financial condition, liquidity and results of operations. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this release and the Company does not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements.

Market data and industry information used throughout this release are based on management’s knowledge of the industry and the good faith estimates of management. The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry information used in this release involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information.

The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company. The Company is not acting on your behalf and does not regard you as a customer or a client. It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction.

This release includes Adjustments to Reported Net Income, which is non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this release.

For purposes of this release:

“Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.

“Client Assets” means the market value of all client assets invested through XP’s platform and that is related to reported Retail Revenue, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão de Recursos Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Float Balances), among others. Although Client Assets includes custody from Corporate Clients that generate Retail Revenue, it does not include custody from institutional clients (asset managers, pension funds and insurance companies).

Rounding

We have made rounding adjustments to some of the figures included in this release. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Managerial Income Statement (in R$ mn)

Managerial Income Statement	4Q24	4Q23	YoY	3Q24	QoQ	2024	2023	YoY
Total Gross Revenue	4,725	4,309	10%	4,536	4%	18,035	15,726	15%
Retail	3,569	3,152	13%	3,494	2%	13,489	11,791	14%
Equities	1,001	1,180	-15%	1,059	-5%	4,303	4,444	-3%
Fixed Income	985	690	43%	938	5%	3,447	2,318	49%
Funds Platform	364	334	9%	354	3%	1,390	1,311	6%
Retirement Plans	103	94	10%	100	2%	396	365	8%
Cards	333	306	9%	302	10%	1,245	1,001	24%
Credit	81	46	79%	75	9%	266	180	48%
Insurance	58	46	27%	55	5%	210	149	41%
Other	645	457	41%	611	6%	2,232	2,023	10%
Institutional	332	413	-20%	340	-2%	1,373	1,516	-9%
Corporate & Issuer Services	599	508	18%	552	9%	2,289	1,576	45%
Other	224	236	-5%	150	49%	884	842	5%
Net Revenue	4,487	4,046	11%	4,319	4%	17,078	14,860	15%
COGS	(1,378)	(1,292)	7%	(1,378)	0%	(5,352)	(4,760)	12%
Gross Profit	3,109	2,753	13%	2,940	6%	11,726	10,100	16%
Gross Margin	69.3%	68.1%	122 bps	68.1%	120 bps	68.7%	68.0%	69 bps
SG&A	(1,567)	(1,539)	2%	(1,454)	8%	(5,755)	(5,368)	7%
People	(1,087)	(1,022)	6%	(984)	10%	(4,056)	(3,728)	9%
Non-People	(480)	(517)	-7%	(470)	2%	(1,699)	(1,639)	4%
D&A	(60)	(82)	-28%	(72)	-17%	(265)	(252)	5%
Interest expense on debt	(196)	(167)	17%	(198)	-1%	(780)	(617)	26%
Share of profit in JV & Associates	2	30	-92%	(3)	-72%	47	74	-36%
EBT	1,289	995	30%	1,212	6%	4,974	3,936	26%
EBT Margin	28.7%	24.6%	413 bps	28.1%	66 bps	29.1%	26.5%	263 bps
Tax Expense (Accounting)	(79)	45	-276%	(26)	206%	(430)	(37)	n.a.
Tax Expense (Tax Withholding)[10]	(185)	(175)	6%	(154)	20%	(613)	(659)	-7%
Effective tax rate (Normalized)	(17.9%)	(11.1%)	-678 bps	(13.2%)	-474 bps	(18.7%)	(15.1%)	-352 bps
Adjusted Net Income	1,210	1,040	16%	1,187	2%	4,544	3,899	17%
Adjusted Net Margin	27.0%	25.7%	126 bps	27.5%	-51 bps	26.6%	26.2%	37 bps

10 - Tax adjustments are related to tax withholding expenses that are recognized net in gross revenue.

Accounting Income Statement (in R$ mn)

Accounting Income Statement	4Q24	4Q23	YoY	3Q24	QoQ	2024	2023	YoY
Net revenue from services rendered	1,912	1,881	2%	1,940	-1%	7.425	6.532	14%
Brokerage commission	522	485	8%	576	-9%	2.133	1.992	7%
Securities placement	540	687	-21%	570	-5%	1.743	1.628	7%
Management fees	444	414	7%	446	0%	2.285	1.979	15%
Insurance brokerage fee	58	48	20%	61	-4%	219	175	25%
Commission Fees	317	220	44%	211	50%	997	790	26%
Other services	218	214	2%	241	-10%	734	589	25%
Sales Tax and contributions on Services	(186)	(187)	0%	(163)	15%	(687)	(622)	10%
Net income from financial instruments at amortized cost	(887)	311	-386%	(861)	3%	(1.766)	1.573	-212%
Net income from financial instruments at fair value through profit or loss	3,415	1,854	84%	3,239	5%	11.372	6.756	68%
Total revenue and income	4,440	4,046	10%	4,319	3%	17.031	14.860	15%
Operating costs	(1,276)	(1,169)	9%	(1,332)	-4%	(5.063)	(4.399)	15%
Selling expenses	(41)	(59)	-30%	(43)	-3%	(149)	(169)	-12%
Administrative expenses	(1,528)	(1,547)	-1%	(1,565)	-2%	(6.001)	(5.461)	10%
Other operating revenues (expenses), net	3	(14)	-122%	81	-96%	189	11	n.a.
Expected credit losses	(102)	(124)	-17%	(47)	120%	(288)	(361)	-20%
Interest expense on debt	(196)	(167)	17%	(198)	-1%	(780)	(617)	26%
Share of profit in JV & Associates	2	30	-92%	(3)	-175%	47	74	-36%
Income before income tax	1,301	995	31%	1,212	7%	4.986	3.936	27%
Income tax expense	(121)	45	-369%	(26)	n.a.	(471)	(37)	n.a.
Net income for the period	1,181	1,040	14%	1,187	0%	4.515	3.899	16%

Balance Sheet (in R$ mn)

Assets	4Q24	3Q24
Cash	5,611	4,626
Financial assets	321,698	291,996
Fair value through profit or loss	196,185	167,489
Securities	149,985	133,717
Derivative financial instruments	46,200	33,773
Fair value through other comprehensive income	50,880	50,552
Securities	50,880	50,552
Evaluated at amortized cost	74,633	73,955
Securities	2,836	3,152
Securities purchased under agreements to resell	22,057	26,153
Securities trading and intermediation	6,499	2,934
Accounts receivable	779	958
Loan Operations	29,228	27,512
Other financial assets	13,233	13,246
Other assets	10,657	10,743
Recoverable taxes	453	523
Rights-of-use assets	313	347
Prepaid expenses	4,363	4,479
Other	5,528	5,394
Deferred tax assets	2,888	2,572
Investments in associates and joint ventures	3,519	3,431
Property and equipment	450	435
Goodwill & Intangible assets	2,634	2,596
Total Assets	347,457	316,400

Liabilities	4Q24	3Q24
Financial liabilities	257,965	228,018
Fair value through profit or loss	55,301	51,216
Securities	15,253	18,602
Derivative financial instruments	40,048	32,614
Evaluated at amortized cost	202,664	176,802
Securities sold under repurchase agreements	71,780	51,135
Securities trading and intermediation	18,475	20,040
Financing instruments payable	95,248	90,589
Accounts payables	763	806
Borrowings	1,666	-
Other financial liabilities	14,731	14,231
Other liabilities	69,179	66,781
Social and statutory obligations	1,311	751
Taxes and social security obligations	418	508
Retirement plans liabilities	66,224	64,126
Provisions and contingent liabilities	146	135
Other	1,080	1,262
Deferred tax liabilities	265	243
Total Liabilities	327,410	295,042
Equity attributable to owners of the Parent company	20,044	21,353
Issued capital	0	0
Capital reserve	20,940	18,401
Other comprehensive income	(674)	(265)
Treasury	(222)	(117)
Retained earnings	-	3,333
Non-controlling interest	4	5
Total equity	20,047	21,358
Total liabilities and equity	347,457	316,400

Reconciliation of Adjusted Net Income

Adjusted Net Income is a financial measure that reflects the company’s net income, excluding certain non-recurring or non-cash items that management believes do not reflect the company’s core operating performance. In the current period, this includes adjustments related to social charges and deferred tax assets associated with Performance Stock Units (PSUs) that expired unvested.

These adjustments exclude accounting charges that neither impact cash flow nor reflect recurring earnings volatility. By removing these effects, Adjusted Net Income provides a more accurate view of the company’s underlying profitability.

Additionally, Adjusted Revenue (+R$47mm) and Adjusted SG&A (-R$59mm) also resulted in an Adjusted EBT. These financial measures exclude certain items that management believes are not indicative of the company’s core operating performance. These adjustments relate to one-off impacts from hedging social charges associated with share-based compensation expenses.

By excluding these items, Adjusted Revenue and Adjusted Expenses offer a more accurate representation of the company’s recurring operating results, facilitating comparability across reporting periods.

(in R$ mn)	4Q24	4Q23	YoY	3Q24	QoQ	2024	2023	YoY
Net Income	1,181	1,040	14%	1,187	-1%	4,515	3,899	16%
Hedge of Social Charges	47	-	-	-	-	47	-	-
Social Charges / Hedge of Social Charges	(59)	-	-	-	-	(59)	-	-
Tax Expenses	41	-	-	-	-	41	-	-
Adjusted Net Income	1,210	1,040	16%	1,187	2%	4,544	3,899	17%